UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916 and 333-285322) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 8, 2026, the Company announced topline results from Week 52 of COACH, the first Phase 2 clinical trial to evaluate combination therapy with once-weekly TransCon CNP (navepegritide) and once-weekly TransCon hGH (lonapegsomatropin) in children with achondroplasia. At Week 52, combination therapy showed durable growth without compromising safety or tolerability. In addition, combination therapy demonstrated benefits beyond linear growth with improvements in body proportionality and arm span, aligning with the increase in linear growth. Safety and tolerability of combination therapy were consistent with those observed for monotherapies of TransCon CNP and TransCon hGH and was generally well-tolerated, with generally mild treatment-emergent adverse events (“TEAEs”).

TransCon CNP is an investigational prodrug of C-type natriuretic peptide (“CNP”) administered once weekly, providing continuous exposure of active CNP to receptors on tissues throughout the body, including growth plates and skeletal muscle. TransCon hGH is a prodrug of somatropin administered once weekly, providing sustained release of active, unmodified somatropin. TransCon CNP is under Priority Review by the U.S. Food & Drug Administration (“FDA”), with a PDUFA target action date of February 28, 2026, and by the European Medicines Agency as a monotherapy for children with achondroplasia. TransCon hGH is investigational in achondroplasia and other indications and is approved and marketed as SKYTROFA® for the treatment of pediatric and adult growth hormone deficiency. In Q4 2025, Ascendis submitted a protocol and held an end of Phase 2 meeting with the FDA regarding a Phase 3 trial of TransCon CNP and TransCon hGH in pediatric achondroplasia.

COACH Trial Design

COACH is an ongoing proof-of-concept prospective Phase 2 open-label trial to investigate the efficacy, safety, and tolerability of combined treatment with once-weekly TransCon CNP at 100 µg/kg/week and once-weekly TransCon hGH at a starting dose of 0.30 mg/kg/week in children with achondroplasia aged 2 to 11 years. The trial included a cohort of TransCon CNP treatment-naïve children (N=12, mean age 4.67 years) and a cohort of TransCon CNP-treated children (N=9, mean age 7.89 years), who had received TransCon CNP (100 µg/kg/week) for a mean of 2.56 years in clinical trials. The trial population is representative of children with achondroplasia and the treatment benefit of TransCon CNP.

Highlights of the Topline Week 52 COACH Trial Results

•

For the TransCon CNP treatment-naïve cohort, mean annualized growth velocity (“AGV”) was 8.80 cm/year, with an improvement in mean ACH height Z-score of +1.02 over 52 weeks, indicating a tripling of efficacy compared to TransCon CNP monotherapy.

•

For the TransCon CNP-treated cohort (average treatment of 2.56 years), mean AGV was 8.42 cm/year, representing an increase from baseline at Week 52 of 3.28 cm/year, with an improvement in mean ACH height Z-score of +0.86, increasing from 1.28 to 2.15 over 52 weeks.

•	After 52 weeks, children treated with combination therapy exceeded the 97th-percentile AGV of average-stature children.

•	Children treated with TransCon CNP and TransCon hGH demonstrated improvements in body proportionality after 52 weeks, aligning with the increase in linear growth.

•	Arm span of children treated with combination therapy improved beyond the 84th-percentile of children with achondroplasia at Week 52.

•	Bone age remained consistent with chronological age at Week 52.

•

Safety and tolerability were consistent with those observed for TransCon CNP and TransCon hGH monotherapies. Combination treatment was generally well-tolerated, with a low incidence of injection site reactions and generally mild TEAEs.

•	All children completed 52 weeks of treatment and remain on therapy in the COACH trial.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the PDUFA target action date. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2025, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: January 8, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer